UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Paid, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69561N402

(CUSIP Number)

John Smith

2275 Inglewood Ct.

Naples, FL 34105

(239) 293-7099

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/19/2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69561N402	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 887,100 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 887,100 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,100 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

In connection with an amalgamation (the “Amalgamation”) that closed on December 19, 2016 pursuant to an Amalgamation Agreement dated September 1, 2016 by and among the issuer, emergeIT, Inc., 2534845 Ontario Inc. and 2534841 Ontario Inc., the reporting person acquired exchangeable shares of a wholly owned subsidiary of the issuer (the “Exchangeable Shares”). The Exchangeable Shares were initially exchangeable for 111,770 shares of common stock of the issuer, after giving effect to the issuer’s reverse stock split, followed by a forward stock split, effectuated on January 23, 2017, pursuant to which each 10 shares of the issuer’s common stock became one share of the issuer’s common stock.

On February 24, 2020, the issuer and the reporting person entered into an Exchange Agreement, pursuant to which the parties agreed that the Exchangeable Shares would be exchanged for 890,000 shares of the issuer’s common stock. Such exchange closed on March 30, 2020, and the reporting person exchanged his Exchangeable Shares for 890,000 shares of the issuer’s common stock. Such exchange closed on March 30, 2020, and the reporting person exchanged his Exchangeable Shares for 890,000 shares of the issuer’s common stock. Also on March 30, 2020, the issuer issued 24,973 shares of common stock to the reporting person in lieu of payment of interest on certain preferred stock held by the reporting person. After giving effect to these transactions, the reporting person owned 914,973 shares of the issuer’s common stock.

Subsequently, the reporting person effectuated transactions in the issuer’s common stock that resulted in a net reduction in the number of shares beneficially owned of 27,873 shares, such that the reporting person beneficially owns 887,100 shares of the issuer’s common stock as of the date hereof.

(2)

Represents the percent of class beneficially owned as of as of the date hereof, based on (a) 887,100 shares of the issuer’s common stock beneficially owned by the reporting person as of March 1, 2024 and as of the date hereof; and (b) 8,061,400 shares of the issuer’s common stock outstanding as of August 19, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2024.

As of December 19, 2016, the reporting person beneficially owned approximately 6.8% of the issuer’s outstanding common stock, based on 1,648,657 shares of common stock outstanding as reported in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on March 28, 2017.

As of March 30, 2020, the reporting person beneficially owned approximately 15.9% of the issuer’s outstanding common stock, based on 5,756,789 shares of common stock outstanding as reported in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the SEC on March 30, 2020.

CUSIP No. 69561N402	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Paid, Inc.

(b)	Address of Issuer’s Principal Executive Offices 225 Cedar Hill Street Marlborough, Massachusetts 01752

Item 2.

(a)	Name of Person Filing John Smith

(b)	Address of the Principal Office or, if none, residence 2275 Inglewood Ct. Naples, FL 34105

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 69561N402

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 69561N402	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 887,100 (1)

(b)	Percent of class: 11.0% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 887,100 (1)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 887,100 (1)

(iv)	Shared power to dispose or to direct the disposition of 0

(1)

In connection with the Amalgamation that closed on December 19, 2016 pursuant to an Amalgamation Agreement dated September 1, 2016 by and among the issuer, emergeIT, Inc., 2534845 Ontario Inc. and 2534841 Ontario Inc., the reporting person acquired the Exchangeable Shares. The Exchangeable Shares were initially exchangeable for 111,770 shares of common stock of the issuer, after giving effect to the issuer’s reverse stock split, followed by a forward stock split, effectuated on January 23, 2017, pursuant to which each 10 shares of the issuer’s common stock became one share of the issuer’s common stock.

On February 24, 2020, the issuer and the reporting person entered into an Exchange Agreement, pursuant to which the parties agreed that the Exchangeable Shares would be exchanged for 890,000 shares of the issuer’s common stock. Such exchange closed on March 30, 2020, and the reporting person exchanged his Exchangeable Shares for 890,000 shares of the issuer’s common stock. Such exchange closed on March 30, 2020, and the reporting person exchanged his Exchangeable Shares for 890,000 shares of the issuer’s common stock. Also on March 30, 2020, the issuer issued 24,973 shares of common stock to the reporting person in lieu of payment of interest on certain preferred stock held by the reporting person. After giving effect to these transactions, the reporting person owned 914,973 shares of the issuer’s common stock.

Subsequently, the reporting person effectuated transactions in the issuer’s common stock that resulted in a net reduction in the number of shares beneficially owned of 27,873 shares, such that the reporting person beneficially owns 887,100 shares of the issuer’s common stock as of the date hereof.

(2)

Represents the percent of class beneficially owned as of as of the date hereof, based on (a) 887,100 shares of the issuer’s common stock beneficially owned by the reporting person as of March 1, 2024 and as of the date hereof; and (b) 8,061,400 shares of the issuer’s common stock outstanding as of August 19, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2024.

As of December 19, 2016, the reporting person beneficially owned approximately 6.8% of the issuer’s outstanding common stock, based on 1,648,657 shares of common stock outstanding as reported in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on March 28, 2017.

As of March 20, 2020, the reporting person beneficially owned approximately 15.9% of the issuer’s outstanding common stock, based on 5,756,789 shares of common stock outstanding as reported in the issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as filed with the SEC on March 30, 2020.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69561N402	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/31/2024
Date

/s/ John Smith
Signature

John Smith/Individual
Name/Title